SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL OF MERGER OF SHARES

AND INSTRUMENT OF JUSTIFICATION

BETWEEN

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

AND

TELEGOIÁS CELULAR S.A.

TELEMS CELULAR S.A.

TELEMAT CELULAR S.A.

TELEACRE CELULAR S.A.

TELERON CELULAR S.A.

By this private instrument, the below identified parties, by their respective legal representatives, have agreed to enter into this Protocol of Merger of Shares and Instrument of Justification, in conformity with articles 252, 224 and 225 of Law no. 6404, of December 15, 1976 and with Instruction CVM no. 319, of 12/03/99.

 (a) Tele Centro Oeste Celular Participações S.A., with principal place of business at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the city of Brasília, Federal District, enrolled with the CNPJ/MF under nº 02.558.132/0001-69, herein represented by its Vice-Presidents, Mr. Luis André Carpintero Blanco, Brazilian, single, engineer, bearer of identity card RG nº 09282853-2, CPF/MF nº045.353.777-40, and Mr. Roberto Iunes Brito, Brazilian, married, economist, bearer of identity card RG nº 419014, CPF/MF nº 143593241-20, residing and domiciled in the Federal District, with offices at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the city of Brasília, Federal District, ("TCOPart" or "Mergor");

 and, on the other side

 (b) Telegoiás Celular S.A. with principal place of business at Rua 136-C, Quadra F-44, nº 150, Setor Sul in Goiânia-GO, enrolled with the CNPJ/MF sob nº 02.341.506/0001-90, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15 residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President ("Telegoiás");

 (c) Telems Celular S.A. with principal place of business at Av. Afonso Pena, 2.386, Ed. Dolor de Andrade, Campo Grande-MS, enrolled with the CNPJ/MF sob nº 02.331.492/0001-23, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian married, engineer, bearer of Identity Card RG nº 03584766-4 issued by IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15 residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President e Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President ("Telems");

 (d) Telemat Celular S.A. with principal place of business at Av. Getúlio Vargas, 1.300, Centro, Cuiabá-MT, enrolled with the CNPJ/MF under nº 02.340.817/0001-34, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President e Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President ("Telemat");

 (e) Teleacre Celular S.A. with principal place of business at Rua Minas Gerais 64, Bairro Ivete Vargas, Rio Branco-AC, enrolled with the CNPJ/MF under nº 02.332.982/0001-44, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President ("Teleacre"); and

 (f) Teleron Celular S.A. with principal place of business at Av. Getúlio Vargas, 1.941, Bairro Nossa Senhora das Graças, Porto Velho-RO, enrolled with the CNPJ/MF under nº 02.337.949/0001-07, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President ("Teleron").

 hereinafter referred to, individually, as "Merged Company" and, collectively, as "Merged Companies" or "TCO Operators".

 1. JUSTIFICATION

 WHEREAS TCOPart is the holder of almost all the shares in the capital of the TCO Operators and has for its corporate object to hold such corporate interests;

 WHEREAS TCOPart, after the merger of WXYZ0059 Holdings S.A., under the terms described in the Relevant Fact dated 05.14.2004 and pursuant to the conditions set forth in the Protocol of Merger and Justification entered into on May 13, 2004 among the referred companies, became the holder of the premium paid by Telesp Celular Participações S.A. upon the acquisition of TCOPart and of the TCO Operators;

 WHEREAS, in order to transfer the above referred Premium to the TCO Operators, TCOPart, immediately before the intended Merger of Shares contemplated under this Protocol, shall be partially spinned-off and its spinned-off assets shall be merged into the TCO Operators;

 WHEREAS under the terms of the Protocol of Partial Spin-off and Merger and Instrument of Justification executed between TCOPart and the TCO Operators, by virtue of the spin-off with merger of the spinned-off assets into the TCO Operators, new shares shall be issued by the TCO Operators, which shares shall be assigned to the TCOPart shareholders in the proportion of their respective interests in TCOPart's capital, for which reason the TCOPart shareholders shall also become direct shareholders of each of the TCO Operators;

WHEREAS TCOPart is a publicly-held company, having its shares listed at Stock Exchanges, and the preferred shares issued thereby are included in an index representing a portfolio of securities admitted for trading both in BOVESPA and in the New York Stock Exchange, U.S.A.;

The managements of the respective parties consider that the merger of the TCO Operators' shares is justified, to the extent that their shareholders shall become TCOPart's shareholders, benefiting from the liquidity the TCOPart shares enjoy at the domestic and foreign stock exchanges, as well as allowing a simplification of the shareholding structure of such companies, which provides lower administrative costs, benefiting all the companies and, consequently, their shareholders.

2. CAPITAL STOCK OF THE MERGOR AND MERGED COMPANIES.

2.1 TCOPart's Capital Stock: Upon approval of TCOPart's partial spin-off, with merger of the spinned-off assets into the TCO Operators, the subscribed and paid-up capital of TCOPart shall be seven hundred and sixty-four million, four hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,411,156.20), represented by 381,447,098,528 shares, being 128,680,400,055 common shares and 252,766,698,473 preferred shares, all of them of book-entry type, with no face value.

2.2. Telegoiás' Capital Stock: Upon approval of the merger of part of the spinned-off assets of TCOPart into Telegoiás, the subscribed and paid-up capital of Telegoiás shall be two hundred and forty-seven million, eight hundred and ten thousand, three hundred and nineteen reais and eighty-two cents (R$247,810,319.82) , represented by 6,735,998 shares, being 2,432,335 common shares; and 4,303,663 preferred shares.

2.3.            Telems' Capital Stock: Upon approval of the merger of part of the spinned-off assets of TCOPart into Telems, the subscribed and paid-up capital of Telems shall be one hundred and thirteen million, two hundred and ninety-one thousand, two hundred and thirty-two reais and twenty-five cents (R$113,291,232.25), represented by 1,265,549 shares, being 599,656 common shares; and 665,893 preferred shares.

2.4 Telemat's Capital Stock: Upon approval of the merger of part of the spinned-off assets of TCOPart into Telemat, the subscribed and paid-up capital of Telemat shall be one hundred and forty-three million, five hundred and ninety-five thousand, seven hundred and six reais and five cents (R$143,595,706.05), represented by 711,136 shares, being 352,696 common shares; and 358,440 preferred shares.

2.5 Teleacre's Capital Stock: Upon approval of the merger of part of the spinned-off assets of TCOPart into Teleacre, the subscribed and paid-up capital of Teleacre shall be eighteen million, eight hundred and fourteen thousand, two hundred and twenty-two reais and forty-one cents (R$18,814,222.41), represented by 1,987,044 shares, being 1,064,064 common shares; and 922,980 preferred shares.

2.6 Teleron's Capital Stock: Upon approval of the merger of part of the spinned-off assets of TCOPart into Teleron, the subscribed and paid-up capital of Teleron shall be thirty-four million, nine hundred and fifty-one thousand, three hundred and nineteen reais and fifty-six cents (R$34,951,319.56), represented by 726,489 shares, being 272,629 common shares; and 453,860 preferred shares.

3. SHARES TO BE MERGED

3.1 Merger of Shares and Evaluation: In view of the merger of all the TCO Operators' shares held by the non-controlling shareholders, the TCO Operators shall be converted into wholly-owned subsidiaries of TCOPart, and the shares or eventual fractional shares to which the shareholders of the Merged Companies may be entitled in TCOPart, as provided for in item 4.3 of this Protocol, shall be directly assigned to them. The TCO Operators' shares to be merged were evaluated with basis on their book value as of May 31, 2004, in accordance with accounting practices emanated from the corporate laws. The respective appraisal reports for the TCO Operators' shares to be merged into TCOPart, in conformity with the provisions in article 252, §1 of Law no. 6404, of December 15, 1976, have been prepared by the independent appraisal firm Deloitte Touche Tohmatsu Auditores Independentes (the "Auditors"), "ad referendum" to the shareholders of the companies that are parties to this protocol

3.2 Cancellation of the Merged Companies' Shares: As a consequence of the merger of all the TCO Operators' shares, the shareholders thereof shall directly the shares to which they are entitled directly from TCOPart, in accordance with the exchange ratio provided for in item 4.3 of this Protocol.

4. INCREASE OF MERGOR'S CAPITAL, RATIO OF EXCHANGE OF SHARES, POLITICAL AND EQUITY RIGHTS.

4.1 Increase of TCOPart's Capital by reason of the merger of the TCO Operators' shares: In consequence of the merger of the above referred shares and base don the respective equity values of the TCO Operators as of 05.31.2003, TCOPart shall have its capital stock increased in the amount of twenty-eight million, five hundred and fifty-four thousand, four hundred and twenty-five reais and forty-three cents (R$28,554,425.43), whereby the capital stock shall be seven hundred and ninety-two million, nine hundred and sixty-five thousand, five hundred and eighty-one reais and sixty-three cents (R$792,965,581.63).

4.2 Criterion for Ascertaining the Exchange Ratio and Appraisal: The ratio of exchange of shares issued by the TCO Operators for shares to be issued by TCOPart was ascertained based on the respective economic values of the TCO Operators and of TCOPart, as evaluated by the specialized appraisal firm Ernst&Young, based on the discounted cash flow methodology, with base date 03.31.2004. The report prepared by Ernst&Young "ad referendum" to the shareholders of the involved companies, confirms that equitable treatment has been awarded to the same. The specialized firms retained under the terms of item 3.1 above and of this item 4.2. are independent firms as regards the companies involved in the corporate restructuring, in conformity with independent audit standards set out by the Regional Board of Accounting.

4.3 Exchange Ratio: The non-controlling shareholders of the TCO Operators shall receive, in substitution for their shares in the respective companies, shares issued by TCOPart, of the same kind as those held by them in the capital stock of the TCO Operators, in conformity with the criterion set forth in item 4.2 above. The table below shows the final ratio of exchange of TCO Operators' shares for TCOPart's shares, pursuant to the above referred criteria.

Telegoiás:	SHARES (lots of one thousand)
New common shares of TCOPart issued in substitution for each merged common share of Telegoiás.	14.370
New preferred shares of TCOPart issued in substitution for each merged preferred share of Telegoiás	14.370
Telems;
New common shares of TCOPart issued in substitution for each merged common share of Telems	31.957
New preferred shares of TCOPart issued in substitution for each merged preferred share of Telems	31.957
Telemat
New common shares of TCOPart issued in substitution for each merged common share of Telemat.	90.563
New preferred shares of TCOPart issued in substitution for each merged preferred share of Telemat	90.563
Teleacre
New common shares of TCOPart issued in substitution for each merged common share of Teleacre	3.921
New preferred shares of TCOPart issued in substitution for each merged preferred share of Teleacre	3.921
Teleron
New common shares of TCOPart issued in substitution for each merged common share of Teleron.	23.886
New preferred shares of TCOPart issued in substitution for each merged preferred share of Teleron	23.886

The shareholders of the TCO Operators which, by virtue of the exchange of shares, shall be entitled to a fractional share, shall receive a whole share in TCOPart, and the existing treasury common shares and the preferred shares shall be delivered by the controlling shareholder for such purpose, in order to complete the shares resulting from the exchange ratio.

4.4. New Shares' Rights: The shares to be assigned to the TCO Operators shall be entitled to the same rights as the shares issued by TCOPart now outstanding, of one sole class, common and preferred shares. In relation to dividends, the holders of the TCO Operators' shares shall be entitled to full dividends of TCOPart relating to fiscal year 2004. The rights of the TCO Operators' shareholders in relation to interests on own capital and dividends for fiscal year 2003 shall remain unchanged, it being certain that the holders of the TCO Operators' shares as of January 29, 2004 (in relation to interests on own capital), as well as Telemat's shareholders as of March 22, Teleron's shareholders as of March 23, and Teleacre's shareholders as of March 24, 2004 (in relation to complementary dividends), shall receive the amounts announced in the Notices to the Shareholders already published to this respect, in conformity with the resolutions made at the general meetings of shareholders of such companies. No changes shall be made to the voting rights, dividend rights and equity rights of the shareholders of the Companies that are parties to this Protocol, in addition to those referred to in this item 4.4.

4.5 Mergor's Issued and Outstanding Shares: Based on the criterion for ascertaining the above referred exchange ratio, TCOPart shall issue 778,266,728 new common shares and 4,439,609,712 new preferred shares, whereby TCOPart shall have a total of 129,458,666,783 common shares and 257,206,308,185 preferred shares issued.

4.6. Equity evaluation at market prices for comparison purposes - Article 264 of the Corporations Act. In compliance with the provisions in article 264 of Law no. 6404/76 and only for purposes of comparison of the exchange ratios resulting from the adoption of the economic value criterion selected under the terms of item 4.2 above, with the exchange ratios resulting from the equity at market prices criterion, TCOPart and the TCO Operators had their respective equities evaluated, also, pursuant to the same criteria and on base date 03.31.2004, at market prices, by KPMG Corporate Finance. According to the referred criterion, the ratios of exchange of the TCO Operators' shares for TCOPart's shares would be as follows: (i) each common and each preferred share of Telegoiás would be exchanged for lots of 19,396 thousand shares of the respective type in TCOPart; (ii) each common and each preferred share of Telems would be exchanged for lots of 47,114 thousand shares of the respective type in TCOPart; (iii) each common and each preferred share of Telemat would be exchanged for lots of 108,133 thousand shares of the respective type in TCOPart; (iv) each common and each preferred share of Teleacre would be exchanged for lots of 4,834 thousand shares of the respective type in TCOPart; and (v) each common and each preferred share of Teleron would be exchanged for lots of 24,021 thousand shares of the respective type in TCOPart

5. OTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1 Corporate Acts: Special Meetings of Shareholders of TCOPart and of each of the TCO Operators shall be held for evaluating and making resolutions concerning the merger and justification contemplated hereunder, including, however without limitation, the increase in the subscribed and paid-up capital of TCOPart as a result of the merger of all the TCO Operators' shares and the conversion of such companies into wholly-owned subsidiaries

5.2 Equitable Treatment: Ernst & Young carried out an analysis of the transaction relating to the merger of all the TCO Operators' shares into TCOPart provided for in this Protocol, under the terms of the provisions in art. 31 of TCOPart's Articles of Incorporation, confirming that equitable treatment has been awarded to all the interested companies..

5.3              Right to Withdraw: In conformity with the provisions in article 252, Paragraphs 1 and 2 of Law no. 6404/76, the TCO Operators' shareholders and the holders of common shares in TCOPart dissenting from the resolutions relating to the stock merger transaction provided for hereunder shall have the right to withdraw from the respective companies, upon repayment of the shares provenly held by them on May 14, 2004, which is the date of the Relevant Fact that made public the terms and conditions applicable to the referred merger.

5.3.1        The holders of common shares in TCOPart dissenting from the transaction relating to the merger of TCO Operators' shares may withdraw themselves from the company upon repayment of the value of their shares calculated pursuant to TCOPart's net worth, as shown in the base balance sheet thereof prepared on 05.31.2004, of R$0.0045595 per share. The holders of preferred shares in TCOPart shall not be entitled to the right to withdraw, once such shares enjoy market liquidity and dispersion, as defined in article 137, II, letter a and b of Law no. 6404/76.

5.3.2.      Under the provisions in article 264, §3 of Law no. 6404/76, the non-controlling shareholders of the TCO Operators dissenting from the resolution to merger their shares into TCOPart shall be entitled to choose, during the period for exercise of the right to withdraw, either to receive the repayment amount ascertained with basis on the net asset value of the respective companies or to receive the amount ascertained with basis on the net asset value thereof, at market prices. For such purpose, the Parties declare herein that the net asset value of the TCO Operators' shares shown in their respective balance sheets prepared as of 05.31.2004 are the following: (a) Telegoiás: R$82.190270 per share; Telems: R$199.067761 per share; (c) Telemat: R$456.474306 per share; (d) Teleacre: R$20.899566 per share; and (e) Teleron: R$105.674898 per share and that the respective repayment amounts based on the net asset value of each of the TCO Operators, evaluated at market prices on the base date of the respective comparison report, as provided for in item 4.6, are the following: (a) Telegoiás: R$76.345459 per share; (b) Telems: R$185.446750 per share; (c) Telemat: R$425,619945 per share; (d) Teleacre: R$19.026835 per share; and (e) Teleron: R$94.549650 per share .

5.4 Incorporation of the special Premium Reserve. Whereas upon acquiring TCOPart, Telesp Celular Participações S.A. ("TCP") also acquired the TCO Operators, the capacity of holder of the premium paid confers to TCP the right to incorporate into the capital stock of TCOPart and of each of the TCO Operators the special premium reserve booked in each of them, to the extent the tax benefit corresponding to the amortization of the deferred assets thereof represent an actual reduction in the taxes paid by the companies, with due regard to the provisions in paragraph 2 of the referred article 7 of Instruction CVM no. 319/99 and to the provisions in article 16 of the same Instruction. Whereas, however, the TCO Operators are wholly-owned subsidiaries of TCOPart, by virtue of the merger provided for in this Protocol, "ad referendum" to the respective general meetings of shareholders, TCP shall assign to TCOPart its rights on the special premium reserves transferred to the TCO Operators, under the terms of the Protocol of Partial Spin-Off and Merger and Instrument of Justification executed between TCOPart and the TCO Operators, which reserves it would be entitled to capitalize as referred to above. Accordingly, TCO Part, in its capacity as sole shareholder of the TCO Operators, may capitalize such reserves upon subscription of new shares of the mentioned operators. By reason of the assignment of rights on the special premium reserves, TCP shall become a creditor of TCOPart in that same amount and shall be entitled to use such credits in increases of TCOPart's capital, with due regard to the preemptive rights of the other shareholders of the referred company, under the terms of the provisions in article 16 of Instruction CVM No. 319/99.

In witness whereof, the parties execute this Protocol in six (6) counterparts, of the same contents and for the same effect, together with the two witnesses identified below.

São Paulo, June 14, 2004.

CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEGOIÁS CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEMS CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

(continuation of the signatures of the protocol of Partial Spin-off and Merger and Instrument of Justification dated June 14, 2004)

TELEMAT CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEACRE CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELERON CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

  Witnesses:

1. __________________________

2. __________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 25, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.